Exhibit 99.1

PRESS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA TO TRADE ON
NEW YORK STOCK EXCHANGE

TORONTO, January 5, 2012 – Brookfield Office Properties Canada (TSX: BOX.UN) is pleased to announce that its trust units have been authorized for listing on the New York Stock Exchange (“NYSE”). The trust expects its units to begin trading on the NYSE on January 9, 2012, under the symbol “BOXC”. The trust will retain its primary listing on the Toronto Stock Exchange under the trading symbol “BOX.UN”.

In connection with its application to list on the NYSE, Brookfield Office Properties Canada filed a registration statement on Form 40-F with the U.S. Securities and Exchange Commission. A copy of the trust’s Form 40-F is available at www.sec.gov.

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About Brookfield Office Properties Canada
Brookfield Office Properties Canada is Canada’s preeminent Real Estate Investment Trust. Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications
(416) 359-8593; matthew.cherry@brookfield.com